Exhibit 99.1

COLLIERS INTERNATIONAL GROUP INC.

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

Colliers International Group Inc. ("Colliers")

1140 Bay Street, Suite 4000

Toronto, Ontario M5S 2B4

2.	Date of Material Changes

April 28, 2023

3.	News Releases

A news release was disseminated on April 28, 2023 through GlobeNewswire.

4.	Summary of Material Changes

On April 28, 2023, Colliers announced the increase of the total commitments under its unsecured multi-currency revolving credit facility.

5.	Full Description of Material Changes

The news release annexed hereto as Schedule "A" provides a full description of the material change. A copy of the applicable amendment agreement entered into in connection with the material change has been filed on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Christian Mayer, Chief Financial Officer, at (416) 960-9500.

9.	Date of Report

DATED at Toronto, Ontario this 8th day of May, 2023.

COMPANY CONTACT:

Christian Mayer

Chief Financial Officer

(416) 960-9500

Colliers announces $250 million increase to Credit Facility

TORONTO, Canada, April 28, 2023 – Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced today that it has increased the total commitments under its unsecured multi-currency revolving credit facility maturing May 2027 (the “Credit Facility”) by US$250 million, resulting in total borrowing capacity of US$1.75 billion. The cost of borrowing, maturity date, and financial covenants remain unchanged.

The Credit Facility is led by Bank of Montreal and is syndicated to 10 major Canadian, US and international banks. The Credit Facility ranks pari passu with Colliers’ existing privately placed fixed rate senior notes maturing in 2028 and 2031.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.